September 24, 2019

Mark A Schroeder
Chairman and Chief Executive Officer
GERMAN AMERICAN BANCORP, INC.
711 Main Street, Box 810
Jasper, Indiana 47547-0810

       Re: GERMAN AMERICAN BANCORP, INC.
           Registration Statement on Form S-4
           Filed September 18, 2019
           File No. 333-233819

Dear Mr. Schroeder:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services